P.E. 12/31/01

0-28794

02011840

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

U.S. POST OFFICE DELAYED

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act of 1934

RECEIVED JAN 22 2002

For the month of 1 December 2001 to 31 December 2001

CITYVIEW CORPORATION LIMITED
SEC FILE No. 00028794
63 Burswood Road, Burswood WA 6100

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.........√.....Form 40-F..................

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes..........................No.........√.....

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-............................

PROCESSED
FEB 06 2002
THOMSON FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITYVIEW CORPORATION LIMITED
(Registrant)

Date January 14, 2002

....

(Signature)
By W.M. Baillie, Company Secretary and Chief Financial Officer

LIST OF ASX DOCUMENTS

FROM DECEMBER 1, 2001 TO DECEMBER 31, 2001

PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION

370 Appointment of New Chief Executive
371 Update on three wells
372 CityView commences acquisition strategy
373 Karasan-1, Madura Well
374 Sebaya-1 Review
375 Results of General Meeting held December 24, 2001
376 General Meeting – Chairman's Speech
377 MOU to acquire Cergis Ltd
378 MOU to acquire Epinet Communications Plc

LIST OF ASIC DOCUMENTS

FROM DECEMBER 1, 2001 TO DECEMBER 31, 2001

PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION

AACD	Form 304Change of Officeholders
AACE	Form 304Change of Officeholders

CityView
Corporation Limited
ACN 009 235 634

63 Burswood Road
Burswood
WA 6100 Australia
PO Box 732 Victoria Park
Western Australia 6979
Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088
Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

December 4, 2001

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

APPOINTMENT OF NEW CHIEF EXECUTIVE

CityView Corporation Limited (CityView) is pleased to announce the appointment of Mr Bill Shotton as Chief Executive effective December 4, 2001.

Mr Mark Smyth has been appointed Vice Chairman of CityView and is responsible for CityView's energy division.

Mr Leslie Friday resigned as a director of the Company effective December 4, 2001.

CityView
Corporation Limited
ACN 009 235 634

63 Burswood Road
Burswood
WA 6100 Australia

PO Box 732 Victoria Park
Western Australia 6979

Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088

Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

December 4, 2001

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

UPDATE ON THREE WELLS

CityView Corporation Limited's (ASX code: CVI) Joint Venture partner and operator PT Medco Energi Internasional TBK advises the following:

Madura – Sebaya 1
Medco perforated the well with 1,200 psi back pressure at the surface and then ran a Bottom Hole Pressure Recorder (BHPR) and recorded 2,647 psi opposite the perforations. They then rigged up and swabbed the well and tried an injectivity test to see if they could inject saltwater into the well. It appears that the zone that was perforated had very low permeability after it had produced small amounts of fluids. The rig will now move to Karasan.

Madura – Karasan 1
The proposed well will be drilled to a depth of 1,250 metres to test a 2,000 - 3,000 acre structure at the Prupuh limestone level. Seismic data gives strong indications that the feature is probably a reef build-up analogous to the Mudi reef discovery in east Java (40 millions barrels of oil). Medco estimates that the prospect contains recoverable gas of 389 billion cubic feet and 6.5 million barrels of oil.

Simenggaris – Pidawan 1
Rig mobilization is in progress.

CityView
Corporation Limited
ACN 009 235 634

63 Burswood Road
Burswood
WA 6100 Australia

PO Box 732 Victoria Park
Western Australia 6979

Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088

Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

December 5, 2001

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

CITYVIEW COMMENCES ACQUISITION STRATEGY

CityView Corporation Limited (ASX code: CVI) announces that it is in discussions with a number of e-business related companies to further its expansion into the technology market. Bill Shotton, CityView's new CEO, is keen to expedite these during Q1 and Q2, 2002, to commence generating profitable revenue streams for the Company.

The three companies discussed below have agreed memorandums of understanding for CityView to acquire 100% of their issued share capital, subject to final due diligence and compliance with all regulatory requirements.

In advance of due-diligence being completed by financial advisory firm HLB Kidsons in the UK, these companies have already commenced working together to exploit their synergies and economies of scale. On completion of the sale agreements, the three companies will come under one common management team.

These companies' combined revenue forecast is AUD$11.0 million with a projected PBIT of about AUD$1.5 million.

Cergis Ltd

Cergis provides a comprehensive range of software and E-business services from initial consultancy and system design through to developing, implementing and maintaining systems and business solutions.

It is also an e-Commerce and Application Service Provider that develops, supports and markets industry strength B2B software solutions, providing its clients with full e-functionality.

Cergis enjoys a number of long-term contracts with large enterprises for ongoing development, integration and support of their Management Information Systems (MIS) and Customer Relationship Management systems (CRM) including Global Crossing, Yell Group and Rolex.

Cergis' ability to deliver and support robust E-business solutions is an important addition to the CityView group with Cergis' ability to deliver complete end to end web based solutions to the client base.

Epinet Communications Plc.

Epinet is a leading supplier of web based E-business solutions in the United Kingdom.

Services include: content management software, intranets, portals, document management, online support and conventional internet new media applications.

Epinet has an extensive client list ranging from blue chip organizations to government bodies including: Peugeot Motor Company, UK National Health Service and The Daily Mail Group.

Established in 1985, Epinet evolved into offering internet services, and has 7 years of success within the Web Marketplace,

Epinet's credentials are shown by its recent achievements:

1997/1998/2001 – Deloitte Touche Fastest 50 Award

2001 – Ranked Number 1 Interactive Agency in the South West UK (New Media Age Magazine)

2001 – Ranked top 100 fastest growing IT Company in the UK (Sunday Times Tech 100 League Table)

GatleyHall Ltd

GatleyHall, is a wholly owned subsidiary of Epinet Communications Plc., in the UK.

GatleyHall, an E-business and Change Management Consultancy firm, is a fully accredited E-BAT facilitator and UK Ceb partner (E-BAT being the E-business assessment tool developed by the UK Council for Electronic Business).

GatleyHall specializes in developing its client's e-business capability and its staff's skills to cope with the change involved.

Core services include executive team development, cultural change and organizational development and business process mapping, and these have been successfully implemented for clients such as Provida, Tandberg Television and the Department for Education and Employment in the UK.

GatleyHall's E-business and Change Management services are pivotal in creating a point of difference for the CityView Group within the E-business solutions marketplace.

CityView
Corporation Limited
ACN 009 235 634

63 Burswood Road
Burswood
WA 6100 Australia

PO Box 732 Victoria Park
Western Australia 6979

Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088

Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

December 6, 2001

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

KARASAN – 1, MADURA WELL

CityView Corporation Limited's (ASX code: CVI) Joint Venture partner and operator PT Medco Energi Internasional TBK has revised its program for the drilling of Karasan – 1 and advises the following:

- Medco will try to reach a depth of 6,400 feet
- Medco expects recoverable hydrocarbons to be 163 billion cubic feet of gas and 7.7 million barrels of oil with a 50% estimated success rate

CityView is free carried by Medco throughout the drilling of this well and has a 25% interest in all production from the well.

CityView
Corporation Limited
ACN 009 235 634

63 Burswood Road
Burswood
WA 6100 Australia
PO Box 732 Victoria Park
Western Australia 6979
Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088
Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

December 14, 2001

SEBAYA-1 REVIEW

CityView Corporation Limited ("CityView") advises that the following update has been received from its Joint Venture partner PT Medco Energi Internasional TBK ("Medco").

Medco plans to re-enter the Sebaya-1 well in 2002 using rig equipment that can withstand the high formation pressures.

Medco's original objective for Sebaya-1 was to drill to a depth of 1230 metres (4035 feet) and test the Tawun sands at 200 metres(656 feet) and Tuban sands at 900 metres (2953 feet). During the course of the drilling three zones of oil and gas shows were encountered between 2250-3100 feet. Medco plans to conduct tests in this interval in 2002.

Medco was sufficiently encouraged by the drilling results to decide to deepen the well to 6400 feet to explore the deeper zones, Lower Tuban Limestone or Upper Kujung Limestone. During the deepening of the well they encountered high formation pressures. The rig was only equipped with a 3000 psi Blowout Preventor (BOP). Oil and gas shows were encountered at 4527 feet and 5793 feet. Due to lost circulation problems at 4531 feet and high formation pressures encountered below this depth, deeper drilling was suspended at 5954 feet. The well was plugged back with cement to 5498 feet and 7-inch liner was run and cemented with the bottom of the liner at 5310 feet.

A zone that had encountered oil and gas shows from 4527-4570 feet was production tested to determine the pressure, fluid content and potential production rates of the formation. The 7-inch liner was perforated with four perforations per foot from 4528-4540 feet. Small amounts of salt water were recovered. An attempt to inject salt water into the perforations with 1100 psi at the surface was negative. Based on the test results, Medco is of the opinion that the perforation failed to make holes through the liner and cement into the formation. Medco plans to re-enter the well in 2002 using a rig equipped with a BOP that can withstand the higher pressure and will either acidize and frac or re-perforate the zone from 4528-4540 feet.

CityView has a 25% interest in both the Madura and Simenggaris Blocks and is free carried by Medco throughout this extensive work program.

CityView
Corporation Limited
ACN 009 235 634

63 Burswood Road
Burswood
WA 6100 Australia

PO Box 732 Victoria Park
Western Australia 6979

Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088

Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

December 24, 2001

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

RESULTS OF GENERAL MEETING HELD DECEMBER 24, 2001

All resolutions proposed for the Company's General Meeting held today were passed. Each resolution was passed in the form specified in the Notice of Meeting dated November 23, 2001 without amendment.

In summary the resolutions were:

- Resolution 1: To authorise the issue of shares and options.
- Resolution 2: To approve the issue of shares for the period April 30, 2001 to November 14, 2001.
- Resolution 3: To approve an Employee Share and Option Plan.

This announcement is for the purpose of complying with rule 3.13.2 of the listing rules of Australian Stock Exchange Limited.

W. Baillie
W M BAILLIE
Company Secretary/General Counsel

CityView
Corporation Limited
ACN 009 235 634

63 Burswood Road
Burswood
WA 6100 Australia

PO Box 732 Victoria Park
Western Australia 6979

Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088

Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

December 24, 2001

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

GENERAL MEETING – CHAIRMAN'S SPEECH

Cityview Corporation Limited historically has been an investment company, investing in assets which give maximum benefit for its shareholders, being in the areas of energy and, more recently, technology.

CityView will continue its energy business. Nevertheless the opportunity for the Company today is to rebuild its stature in the capital market through the acquisition of profitable new technology businesses which are available due to the downturn in global technology valuations and which will deliver immediate cash flow to CityView.

These new technology companies are undervalued by the capital markets due to their lack of public listing and they have the potential to deliver high levels of revenue and PBIT growth to CityView.

The proposed acquisition strategy will focus on two specific new areas:

1. **Information Technology & Managed Services; and**
2. **Media and content**

All target acquisitions would be acquired into these specific divisions and would be required to demonstrate the following criteria:

1. Potential to achieve profitablility following restructuring;
2. Significant growth opportunities;
3. Synergies with other CityView Group companies; and
4. Strong Management Team who share CityView's aspirations.

CityView in turn can provide a substantial opportunity for established technology companies to:

1. Realise true value with publicly tradable shares;
2. Raise capital;
3. Provide an exit for Venture Capitalists and other investors;
4. Obtain management expertise in the areas of finance, legal, operations, marketing, and corporate strategy
5. Exploit inter-group synergies to accelerate sales growth; and
6. Obtain economies of scale.

I would now like to give a brief description of those companies which are being targeted by CityView and fit the above criteria. These target companies are either at an advanced stage of negotiation with CityView or have agreed Memorandums of Understanding to negotiate a sale agreement.

It is important to note that all the proposed transactions are subject to a full due diligence exercise by CityView and also to the Company obtaining stock exchange or shareholder approval where necessary. It is anticipated that this will be done within the first quarter of 2002.

Information Technology:

Cergis Ltd – a software company with a turnover of AUD$3.0 million in the UK.

Epinet Plc – an e-business, software and hosting company with a turnover of AUD$6.0 million in the UK.

Both these companies will combine and rationalise their management team and sales operations to increase margin and expand sales. Additionally, they can also market the product of Sands Solutions in the UK where there is potentially a large demand.

Westwood Associates & Westwood West – an infrastructure and managed services operation with a turnover of AUD$60 million. This company has a client base of about 7000 clients, who will be introduced to the software and e-business services of Cergis & Epinet, to add value and gain from the higher margins enjoyed through software sales.

An Internet Service Provider which cannot be named at this stage, which has a turnover of AUD$ 4.5 million. This company has approximately 4500 clients and will provide an international communication platform for the CityView Group. It will also add some valuable products to the sales operations of the companies I have just mentioned.

Media and Content:

The provision of interactive content for all the worlds' communication and entertainment companies is now a major priority, to avoid repetitive programming and to gain new revenue streams.

Mainland Communications Ltd – this company has contracts to supply both Rupert Murdoch's Sky TV and some prominent Internet Portals in the USA with its unique, licensed, interactive products. Mainland has sought the management expertise of CityView Corporation (UK) Ltd, the Company's subsidiary in the UK, to run its operations, support marketing, and provide ongoing development and hosting. Besides its forecast to deliver AUD$12 million of revenue for CityView, the company forecasts placing $1.5 million of business with the software companies.

iECIS Limited and HTR – HTR (Hospital Television Rentals) is Australia's largest TV Rental Company into the healthcare sector, with approximately 15,000 contracts, delivering pay TV and telephony to between 2-3 million people annually. Its turnover is AUD$5 million. Acquiring this company would provide CityView with a dedicated market for a second acquisition iECIS, a communications company based here in Perth to provide its content and communication products.

The operation would be completely re-branded and managed by iECIS which aims to enter the UK market during the second quarter of 2002. To gain access to this lucrative market, with plans to expand globally, the CityView Group will undertake to provide its international communications platform, software development, hosting and infrastructure installations.

All the above proposed acquisitions are profitable companies demonstrating: excellent synergies with each other; savings through economies of scale; adding value to each other; and all relying on the CityView Group's software development capability.

These initial acquisitions have the potential to bring to CityView approximately AUD$90 million of immediate annualised revenue with a target to deliver in excess of 10% PBIT.

These proposed acquisitions demonstrate the potential to deliver a new and easily understood strategy to our investors, and add substantial value to each other. Further details about each acquisition will be announced as the negotiations and due diligence by the Company advance.

Our goal is to grow CityView's market Capitalisation to above AUD$300 million by the end of 2002, and return the share price to that enjoyed in the Company's recent history.

CityView
Corporation Limited
ACN 009 235 634

63 Burswood Road
Burswood
WA 6100 Australia
PO Box 732 Victoria Park
Western Australia 6979
Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088
Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

December 27, 2001

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

MOU TO ACQUIRE CERGIS LTD

CityView Corporation Limited (ASX code: CVI) announces that it has signed a memorandum of understanding for CityView to acquire 100% of the issued share capital of Cergis Ltd, subject to final due diligence and compliance with all regulatory requirements. This acquisition would further advance CityView's expansion into the technology market.

In advance of due-diligence being completed by financial advisory firm HLB Kidsons in the UK, Cergis has already commenced working together with Epinet Plc to exploit their synergies and economies of scale. On completion of the sale, these companies will come under one common management team.

Cergis provides a comprehensive range of software and E-business services from initial consultancy and system design through to developing, implementing and maintaining systems and business solutions. It is also an e-Commerce and Application Service Provider that develops, supports and markets industry strength B2B software solutions, providing its clients with full e-functionality.

Cergis enjoys a number of long-term contracts with large enterprises for ongoing development, integration and support of their Management Information Systems (MIS) and Customer Relationship Management systems (CRM) including Global Crossing and Yell Group.

Cergis' ability to deliver and support robust E-business solutions is an important addition to the CityView group together with Cergis' ability to deliver complete end to end web based solutions to the client base.

Further information about Cergis can be found at www.cergis.com.

CityView
Corporation Limited
ACN 009 235 634

63 Burswood Road
Burswood
WA 6100 Australia
PO Box 732 Victoria Park
Western Australia 6979
Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088
Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

December 31, 2001

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

MOU TO ACQUIRE EPINET COMMUNICATIONS PLC

CityView Corporation Limited (ASX code: CVI) announces that it has signed a memorandum of understanding for CityView to acquire 100% of the issued share capital of Epinet Communications Plc, subject to final due diligence and compliance with all regulatory requirements. This acquisition would further advance CityView's expansion into the technology market.

In advance of due-diligence being completed by financial advisory firm HLB Kidsons in the UK, Epinet Plc has already commenced working together with Cergis Ltd to exploit their synergies and economies of scale and CityView plans to take management control of Epinet from 1 January 2002. On completion of the sale, these companies will come under one common management team.

Epinet is a leading supplier of web based E-business solutions in the United Kingdom. Services include: content management software, intranets, portals, document management, online support and conventional internet new media applications.

Epinet has an extensive client list ranging from blue chip organizations to government bodies including: Peugeot Motor Company, UK National Health Service and The Daily Mail Group.

Established in 1985, Epinet evolved into offering internet services, and has 7 years of success within the Web Marketplace,

The purchase of Epinet includes its wholly owned subsidiary GatleyHall. GatleyHall, an E-business and Change Management Consultancy firm, is a fully accredited E-BAT facilitator and UK Ceb partner (E-BAT being the E-business assessment tool developed by the UK Council for Electronic Business).

GatleyHall specializes in developing its client's e-business capability and its staff's skills to cope with the change involved. Core services include executive team development, cultural change and organizational development and business process mapping, and these have been successfully implemented for clients such as Provida, Tandberg Television and the Department for Education and Employment in the UK.

Epinet's credentials are shown by its recent achievements:

- 1997/1998/2001 - Deloitte Touche Fastest 50 Award
- 2001 - Ranked Number 1 Interactive Agency in the South West UK (New Media Age Magazine)
- 2001 - Ranked top 100 fastest growing IT Company in the UK (Sunday Times Tech 100 League Table)

Further information about Epinet Plc can be found on www.epinet.co.uk.

ASIC registered agent number

lodging party or agent name CITYVIEW

office, level, business name or PO Box no.

street number & name 63 BURSWOOD ROAD

suburb/city BURSWOOD state/territory WA postcode 6100

telephone (08) 6250 9099

facsimile (08) 6250 9088

DX number suburb/city

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

form **304**

Corporations Act 2001

205B & 601CV(1)

Notification of

change to officeholders

corporation name CITYVIEW CORPORATION LIMITED

ACN or ARBN 009 235 634

New appointment

Give details below of the person(s) who have consented in writing to become a director and/or secretary of the company. A public company must have a minimum of 3 directors (2 resident in Australia) and 1 secretary (resident in Australia). A proprietary company must have a minimum of 1 director (resident in Australia). The office of secretary is optional, but if appointed one must reside in Australia.

family name **given names**

former names

residential address

suburb/city state/territory postcode

country (if not Australia)

date of birth (d/m/y) / / place of birth (town/city) (state/country)

office held & date appointed ☐ director / / ☐ secretary / /

alternate director ☐ alternate for : effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

family name **given names**

former names

residential address

suburb/city state/territory postcode

country (if not Australia)

date of birth (d/m/y) / / place of birth (town/city) (state/country)

office held & date appointed ☐ director / / ☐ secretary / /

alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

family name **given names**

former names

residential address

suburb/city state/territory postcode

country (if not Australia)

date of birth (d/m/y) / / place of birth (town/city) (state/country)

office held & date appointed ☐ director / / ☐ secretary / /

alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

Ceasing to hold office

family name FRIDAY given names LESLIE ROBERT MAURICE
date of birth (d/m/y) 20/11/1937 place of birth FREMANTLE. WA.
date ceased (d/m/y) 4/12/01 office held ☑ director ☐ secretary ☐ alternate director for:

family name given names
date of birth (d/m/y) / / place of birth
date ceased (d/m/y) / / office held ☐ director ☐ secretary ☐ alternate director for:

family name given names
date of birth (d/m/y) / / place of birth
date ceased (d/m/y) / / office held ☐ director ☐ secretary ☐ alternate director for:

Change of name or address of officeholder

family name (previously notified) **given names**
date of birth (d/m/y) / / Is this person also an **alternate director**? ☐ (please tick, if yes)

new name (if changed)
date of change (d/m/y) / /

new address (if changed) unit, level, building name
street number & name
suburb/city state/territory postcode
country (if not Australia) date of change (d/m/y) / /

family name (previously notified) **given names**
date of birth (d/m/y) / / Is this person also an **alternate director**? ☐ (please tick, if yes)

new name (if changed)
date of change (d/m/y) / /

new address (if changed) unit, level, building name
street number & name
suburb/city state/territory postcode
country (if not Australia) date of change (d/m/y) / /

NB: If insufficient space, set out details in an annexure - Annexures must conform to requirements. (Refer Guide)

Signature

I certify that the information in this form is true and correct.
print name W.M. BAILLIE capacity SECRETARY
sign here [signature] date 4/12/2001

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
The time actually spent reading the instructions, working on the question and obtaining the information
The time spent by all employees in collecting and providing this information

hrs mins

ASIC registered agent number
lodging party or agent name: CITYVIEW
office, level, business name or PO Box no.
street number & name: 63 BURSWOOD ROAD
suburb/city: BURSWOOD state/territory: WA postcode: 6100
telephone: (08) 6250 9099
facsimile: (08) 6250 9088
DX number suburb/city

ASS. REQ-A
CASH. REQ-P
PROC.

Australian Securities & Investments Commission

form **304**
Corporations Act 2001
205B & 601CV(1)

Notification of
change to officeholders

corporation name: CITYVIEW ASIA PTY LTD
ACN or ARBN: 085 605 965

New appointment

Give details below of the person(s) who have consented in writing to become a director and/or secretary of the company. A public company must have a minimum of 3 directors (2 resident in Australia) and 1 secretary (resident in Australia). A proprietary company must have a minimum of 1 director (resident in Australia). The office of secretary is optional, but if appointed one must reside in Australia.

family name **given names**
former names
residential address
suburb/city state/territory postcode
country (if not Australia)
date of birth (d/m/y) / / place of birth (town/city) (state/country)
office held & date appointed ☐ director / / ☐ secretary / /
alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

family name **given names**
former names
residential address
suburb/city state/territory postcode
country (if not Australia)
date of birth (d/m/y) / / place of birth (town/city) (state/country)
office held & date appointed ☐ director / / ☐ secretary / /
alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

family name **given names**
former names
residential address
suburb/city state/territory postcode
country (if not Australia)
date of birth (d/m/y) / / place of birth (town/city) (state/country)
office held & date appointed ☐ director / / ☐ secretary / /
alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

Ceasing to hold office

family name FRIDAY given names LESLIE ROBERT MAURICE
date of birth (d/m/y) 20/11/1937 place of birth FREMANTLE. WA.
date ceased (d/m/y) 4/12/2001 office held ☑ director ☐ secretary ☐ alternate director for:

family name given names
date of birth (d/m/y) / / place of birth
date ceased (d/m/y) / / office held ☐ director ☐ secretary ☐ alternate director for:

family name given names
date of birth (d/m/y) / / place of birth
date ceased (d/m/y) / / office held ☐ director ☐ secretary ☐ alternate director for:

Change of name or address of officeholder

family name (previously notified) given names
date of birth (d/m/y) / / Is this person also an **alternate director**? ☐ (please tick, if yes)

new name (if changed)
date of change (d/m/y) / /

new address (if changed) unit, level, building name
street number & name
suburb/city state/territory postcode
country (if not Australia) date of change (d/m/y) / /

family name (previously notified) given names
date of birth (d/m/y) / / Is this person also an **alternate director**? ☐ (please tick, if yes)

new name (if changed)
date of change (d/m/y) / /

new address (if changed) unit, level, building name
street number & name
suburb/city state/territory postcode
country (if not Australia) date of change (d/m/y) / /

NB: If insufficient space, set out details in an annexure - Annexures must conform to requirements. (Refer Guide)

Signature

I certify that the information in this form is true and correct.
print name W.M. BAILLIE capacity SECRETARY
sign here Warren Baillie date 4/12/2001

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
The time actually spent reading the instructions, working on the question and obtaining the information
The time spent by all employees in collecting and providing this information

hrs mins